UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-41629

ETAO International Co., Ltd.

(Exact name of registrant as specified in its charter)

1460 Broadway, 14th Floor

New York, New York 10036

Telephone: (347) 306-5134

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

ENTRY INTO MATERIAL AGREEMENTS

Securities Purchase Agreement

ETAO International Co., Ltd., an exempt limited liability company established in Cayman Islands, (the “Company”) entered into a securities purchase agreement (the “SPA”) with Generating Alpha Ltd., a company domiciled and registered in Saint Kitts and Nevis (the “Investor”) on November 29, 2023. Pursuant to the SPA, the Company agreed to issue a secured convertible note with a principal amount of $2,400,000 (the “Secured Note”) and warrants (the “Warrants”) to purchase up to 4,444,444 ordinary shares, par value $0.0001 per share, of the Company (the “Ordinary Shares”).

The Company agreed, during the period commencing on the date of the SPA and ending on 180 days following the date of the SPA, not to issue or sell any equity securities or debt securities of the Company, or any securities that are or may become convertible or exchangeable into such equity securities or debt securities of the Company, without the prior written consent of the Buyer, to be given or withheld in the sole discretion of the Buyer.

As of the date of this current report on Form 6-K, the Investor has paid $800,000 to the Company pursuant to the SPA, as part of the purchase price of the Secured Note.

A copy of the SPA is attached hereto as Exhibit 10.1 and is incorporated herein by reference. The foregoing description of the SPA is a summary of the material terms of such agreement, and does not purport to be complete and is qualified in its entirety by reference to the SPA.

Registration Rights Agreement

On November 29, 2023, the Company also entered into a registration rights agreement (the “Registration Rights Agreement”) with the Investor, pursuant to which the Company agreed to submit to the U.S. Securities and Exchange Commission (the “SEC”) a draft registration statement on Form F-1 (the registration statement, as amended, the “Registration Statement”) within fifteen (15) days following the date of the Registration Rights Agreement, for registration of the Ordinary Shares issued and issuable upon conversion of the Secured Note and the exercise of the Warrants, the Ordinary Shares issued and issuable in connection with any anti-dilution or any remedies provisions in the Secured Note and the Warrants, and any Ordinary Shares issuable upon any stock split, dividend or other distribution, recapitalization or similar event with respect to the Ordinary Shares (collectively, the “Registrable Securities”). The Company agreed to use its commercially reasonable efforts to cause the Registration Statement to be declared effective by the SEC within sixty (60) days after the date of the Registration Rights Agreement, and shall use its commercially reasonable efforts to keep such Registration Statement continuously effective until all Registrable Securities (i) have been sold, thereunder or pursuant to Rule 144, or (ii) may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144, as determined by the counsel to the Company pursuant to a written opinion letter to such effect, addressed and acceptable to the Investor(s) of such Registrable Securities (the “Effectiveness Period”).

A copy of the Registration Rights Agreement is attached hereto as Exhibit 10.2 and is incorporated herein by reference. The foregoing description of the Registration Rights Agreement is a summary of the material terms of such agreement, and does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement.

Secured Note

The Secured Note was issued to the Investor on November 20, 2023, with an interest rate of twelve percent (12%) per annum and a maturity date of November 29, 2024. The Investor can convert in whole or in part the outstanding principal amount of the Secured Note, from time to time, at a conversion price (the “Conversion Price”) that is equal to the lesser of (i) $0.22 or (ii) 80% of the average of the five (5) lowest trading prices of the Ordinary Shares during the previous twenty (20) trading-day period ending on the trading day prior to the Conversion Date (as defined in the Secured Note) as reported on the principal securities exchange or trading market where such security is listed or traded.

The Conversion Price is subject to customary anti-dilution adjustments for certain issuances of securities by the Company that are deemed dilutive under the terms of the Secured Note. In addition, the Investor is entitled to an additional twenty percent (20%) discount to the conversion price, and an additional $15,000 being added to the principal amount of the Secured Note, upon each occurrence of certain events, including (i) the Ordinary Shares is not deliverable by DWAC, (ii) the Company ceases to be a reporting company pursuant or subject to the Exchange Act, (iii) the Company loses a market (including the OTCBB, OTCQB or an equivalent replacement exchange) for its Ordinary Shares, (iv) the Company fails to maintain its status as “DTC Eligible” for any reason, (v) the Conversion Price is less than or equal to one cent ($0.01) at any time after the thirtieth (13th) calendar day after its issuance, (vi) the Secured Note cannot be converted into free trading shares on or after six months from its issuance, (vii) the Company does not maintain or replenish the Reserved Amount (as defined in the Secured Note) within three (3) business days of the request of the Investor, (viii) the Company fails to maintain the listing of the Ordinary Shares on at least one of the OTC Markets or an equivalent replacement exchange, the Nasdaq National Market, the Nasdaq Small Cap Market, the New York Stock Exchange, or the NYSE MKT, (ix) the Company fails to comply with the reporting requirements of the Exchange Act; the reporting requirements necessary to satisfy the availability of Rule 144 to the Investor or its assigns, (x) if the Company effectuates a reverse split of its Ordinary Shares, (xi) if OTC Markets changes the Ordinary Shares of the Company or the Company’s designation to ‘No Information’ (Stop Sign), ‘Caveat Emptor’ (Skull and Crossbones), or ‘OTC’, ‘Other OTC’ or ‘Grey Market’ (Exclamation Mark Sign) or if it has any notation on the OTC Markets Group website other than “Current Information”, (xii) the restatement of any financial statements filed by the Company with the SEC for any date or period from two years prior to the issuance of the Secured Note and until the Secured Note is no longer outstanding, if the result of such restatement would, by comparison to the unrestated financial statement, have constituted a material adverse effect on the rights of the Investor with respect to this Secured Note or the SPA, (xiii) any cessation of trading of the Ordinary Shares on at least one of the OTC Markets or an equivalent replacement exchange, and such cessation of trading shall continue for a period of five consecutive (5) trading days, and/or (xiv) the Company loses the “bid” price for its Ordinary Shares ($0.0001 on the “Ask” with zero market makers on the “Bid” per Level 2), and/or (xv) the Investor is notified in writing by the Company or the Company’s transfer agent that the Company does not have the necessary amount of authorized and issuable shares of Ordinary Shares available to satisfy the issuance of Ordinary Shares pursuant to a conversion notice, and/or (xvi) within three (3) business days of the transmittal of the conversion notice, the Ordinary Shares has a closing bid which is lower than that set forth in the conversion notice or if the Ordinary Shares have not been delivered within three business (3) days, and/or (xvii) the Ordinary Share is “chilled” for deposit into the DTC system and only eligible for clearing deposit.

Subject to the terms and conditions in the Secured Note, e the Company may deliver a notice to the Investor (an “Optional Redemption Notice” and 10 trading days from the date of such notice is deemed delivered hereunder will be the “Optional Redemption Notice Date”) of its irrevocable election to redeem all of the then outstanding balance together with all unpaid interest accrued thereon for cash at a redemption price equal to:

(i)	one hundred and thirty percent (130%) multiplied by all of the then outstanding balance together with all unpaid interest accrued thereon for one (1) to thirty (30) days after the Secured Note is funded;

(ii)	one hundred and thirty five percent (135%) multiplied by all of the then outstanding balance together with all unpaid interest accrued thereon for thirty one (31) to ninety (90) days after the Secured Note is funded;

(iii)	one hundred and forty percent (140%) multiplied by all of the then outstanding balance together with all unpaid interest accrued thereon for ninety one (91) to one hundred and twenty (120) days after the Secured Note is funded;

(iv)	one hundred and forty five percent (145%) multiplied by all of the then outstanding balance together with all unpaid interest accrued thereon for one hundred and twenty one (121) to one hundred and fifty days (150) after the Secured Note is funded;

(v)	one hundred and fifty percent (150%) multiplied by all of the then outstanding balance together with all unpaid interest accrued thereon for one hundred and fifty one (151) to one hundred and seventy nine (179) days after the Secured Note is funded.

Upon receipt of the Optional Redemption Notice, the Investor shall have the option to accept the payment or to convert the Secured Note.

A copy of the Secured Note is attached hereto as Exhibit 4.1 and is incorporated herein by reference. The foregoing description of the Secured Note is a summary of the material terms of such agreement, and does not purport to be complete and is qualified in its entirety by reference to the Secured Note.

Warrant

The Company issued the Warrants on November 29, 2023 to the Investor. The Investor can exercise the Warrant, at any time following the issuance and on or prior to the close of business on the fifth and a half annual anniversary of the issuance date (the “Expiration Date”), at an initial exercise price of $0.18, which is subject to adjustment as described in the Warrant. The exercise price is subject to customary anti-dilution adjustments upon issuance of the Company’s securities that is deemed dilutive under the terms of the Warrant.

The Investor may also elect to exercise the Warrants cashlessly. On the Expiration Date, unless the Investor notifies the Company otherwise, if there is no effective registration statement registering, or no current prospectus available for the resale of, the Ordinary Shares issuable upon exercise of the Warrant, then the Warrants shall be automatically exercised via cashless exercise; provided however, that if the automatic exercise contemplated shall result in a conflict with the beneficial ownership limitations as set forth in the Warrant, the Expiration Date shall be extended so long as necessary to provide for full exercise of the Warrant cashlessly.

A copy of the Warrant is attached hereto as Exhibit 4.2 and is incorporated herein by reference. The foregoing description of the Warrant is a summary of the material terms of such agreement, and does not purport to be complete and is qualified in its entirety by reference to the Warrant.

Security Agreement

On December 4, 2023, Wensheng Liu, the CEO of the Company (the “Pledgor”), entered into a security pledge agreement (the “Security Agreement”) with the Investor, pursuant to which the Pledgor agreed grant the Investor a continuing security interest in and to the Ordinary Shares owned by him, including any Ordinary Shares or other equity interest of the Company issued to the Pledgor after the date of the Security Agreement, and any proceeds thereof (the “Pledged Collateral”), to secure the prompt and complete payment, observance and performance of all liabilities, obligations, or undertakings owing by the Company to the Investor under the SPA, the Secured Note, the Warrants and the Security Agreement (the “Secured Obligations”).

A copy of the Security Agreement is attached hereto as Exhibit 10.3 and is incorporated herein by reference. The foregoing description of the Security Agreement is a summary of the material terms of such agreement, and does not purport to be complete and is qualified in its entirety by reference to the Security Agreement.

Equity Line of Credit Agreement

On December 4, 2023, the Company and the Investor entered into another security purchase agreement (the “Equity Line of Credit Agreement”), pursuant to which, the Investor agreed to purchase from the Company up to $150,000,000 worth of the Company’s registered and freely tradable Ordinary Shares (the “Commitment Amount”). The Company agreed to file a registration statement (“ELOC Registration Statement”) to register the resale of all the Ordinary Shares issued or issuable pursuant to this Equity Line of Credit Agreement (the “ELOC Shares”). During the period commencing on the effective date of the ELOC Registration Statement and ending on the termination of the Equity Line of Credit Agreement, the Company may deliver a notice (the “Put Notice”) to the Investor and require the Investor to purchase the Ordinary Shares, each time, in an amount not exceeding the ownership limitation of the Investor as set forth in the Equity Line of Credit Agreement, and the “Maximum Put Amount”, which means the lesser of (i) $1,000,000, or (ii) 100% of the Average Daily Trading Volume (as defined in the Equity Line of Credit Agreement).

The Company agreed to issue 1,136,364 restricted Ordinary Shares to the Investor as the “Commitment Fee” for the Equity Line of Credit Agreement.

The Equity Line of Credit Agreement will terminate upon the following events: (i) the first day of the month following the 24-month anniversary of the effective date of the ELOC Registration Statement, (ii) the date on which the Investor shall have made payment pursuant to the Equity Line of Credit Agreement in the aggregate amount of the Commitment Amount, or (iii) at such time that the ELOC Registration Statement is no longer in effect.

The Equity Line of Credit Agreement may be terminated by the Company after its commencement, at the Company’s discretion; provided, however, that if the Company sold less than $75,000,000 to the Investor, the Company will pay to Investor a termination fee of $1,000,000, which is payable, in cash or in the Ordinary Shares at a price equal to the closing price on the day immediately preceding the date of receipt of the termination notice.

A copy of the Equity Line of Credit Agreement is attached hereto as Exhibit 10.4 and is incorporated herein by reference. The foregoing description of the Equity Line of Credit Agreement is a summary of the material terms of such agreement, and does not purport to be complete and is qualified in its entirety by reference to the Equity Line of Credit Agreement.

Placement Agent

The Company has entered into an engagement letter with EF Hutton, a division of Benchmark Investments, LLC (“EF Hutton” or “Placement Agent”), on October 18, 2023 to engage EF Hutton as the exclusive Placement Agent for certain offering of the Company’s securities (the “Placement”). EF Hutton acted as the sole Placement Agent for the transaction contemplated in the SPA and the Equity Line of Credit Agreement. The Company agreed to pay the Placement Agent an aggregate fee equal to 7% of the gross proceeds raised in the Placement.

The Company also agreed to issue to EF Hutton or its designees at the closing, warrants (the “PA Warrants”) to purchase that number of the Ordinary Shares equal to five percent (5.0%) of the aggregate number of shares of the Ordinary Shares sold in the Placement. The PA Warrants will be exercisable at any time and from time to time, in whole or in part, during the four and a half-year period commencing six (6) months from the effective date of the Placement, at a price per share equal to 110.0% of the price per share of the securities sold in the Placement. The PA Warrants will provide for registration rights (including a one-time demand registration right and unlimited piggyback rights) and customary anti-dilution provisions (for stock dividends and splits and recapitalizations) and anti-dilution protection (adjustment in the price of such warrants and the number of shares underlying such warrants) resulting from corporate events (which would include dividends, reorganizations, mergers, etc.).

The Company also agreed to reimburse the Placement Agent up to $100,000 for the reasonable and accounted fees and expenses of legal counsel, and one percent (1%) of the gross proceeds of the Placement as non-accountable expenses allowance.

SUBMITTED HEREWITH

Exhibits:

4.1	Secured Note, dated November 29, 2023
4.2	Warrant, dated November 29, 2023
10.1	Securities Purchase Agreement, dated November 29, 2023
10.2	Registration Rights Agreement, dated November 29, 2023
10.3	Security Agreement, dated December 4, 2023
10.4	Equity Line of Credit Agreement, dated December 4, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2023	ETAO International Co., Ltd.

	By:	/s/ Wensheng liu
	Name:	Wensheng liu
	Title:	Chief Executive Officer and Principal Executive Officer